VIA EDGAR

May 28, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Jay Mumford and Kevin Kuhar

Re:	NXP Semiconductors N.V.

Registration Statement on Form F-4

Filed April 2, 2015

File No. 333-203192

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NXP Semiconductors N.V. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-4, as amended by Amendment No. 1 and Amendment No. 2 thereto, so that it will become effective at 4:00 p.m. on Monday, June 1, 2015 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Elizabeth Cooper of Simpson Thacher & Bartlett LLP (212-455-3407) with any questions you may have regarding this request. In addition, please notify Ms. Cooper when this request for acceleration has been granted.

NXP Semiconductors N.V.

By:	/s/ Jean Schreurs
Name:	Jean Schreurs
Title:	Senior Vice President and Senior Corporate Counsel

cc:

Guido Dierick

NXP Semiconductors N.V.

Amanda Ravitz

Securities and Exchange Commission

Gary Todd

Securities and Exchange Commission